

13001520

PE 1/18/2013

NO ACT



Received SEC

MAR 22 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Amy L. Bowler
Holland & Hart LLP
abowler@hollandhart.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/22/13

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 18, 2013

Dear Ms. Bowler:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to Scott's Liquid Gold by Michael Deutsch. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael Deutsch

*** FISMA & OMB Memorandum M-07-16 ***

March 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Scott's Liquid Gold-Inc.
Incoming letter dated January 18, 2013

The first proposal provides that the company establish a committee to receive and promptly report to shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or part of the company. The second submission relates to various corporate matters.

We are unable to conclude that Scott's Liquid Gold has met its burden of establishing that Scott's Liquid Gold may exclude the first proposal under rule 14a-8(i)(1) or rule 14a-8(i)(2). Accordingly, we do not believe that Scott's Liquid Gold may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(1) or rule 14a-8(i)(2).

We are unable to concur in your view that Scott's Liquid Gold may exclude the first proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Scott's Liquid Gold may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

To the extent the second submission involves a rule 14a-8 issue, there appears to be some basis for your view that Scott's Liquid Gold may exclude the second submission under rule 14a-8(e)(2) because Scott's Liquid Gold received it after the deadline for submitting proposals. We note in particular your representation that Scott's Liquid Gold did not receive the second submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Scott's Liquid Gold omits the second submission from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOLLAND&HART.

Amy L. Bowler
Phone 303-290-1086
Fax 303-713-6305
ABowler@hollandhart.com

January 18, 2013

VIA ELECTRONIC MAIL

Office of the Division of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: ***Scott's Liquid Gold-Inc.***
Exclusion of Shareholder Proposal of Michael Deutsch – Rule 14a-8

Dear Ladies and Gentlemen:

We represent Scott's Liquid Gold-Inc., a Colorado corporation ("SLG" or the "Company"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Mr. Michael Deutsch (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal that would, if implemented, require the Board of Directors of the Company (the "Board") to establish a committee of the Board to "receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its Directors involving the sale of all or part of the company" (the "Proposal"). The Company proposes to omit the Proposal from its 2013 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under the laws of the State of Colorado. The proposal both (a) attempts to usurp the authority of the Company's Board by binding the Company to take certain actions, and (b) constitutes an end run around Colorado's laws concerning shareholder access to corporate information.

- The Proposal is excludable under Rule 14a-8(i)(2) because it would cause the Company and its Directors to violate the laws of the State of Colorado.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Proposal is so indefinite and vague that shareholders when voting on it, and the Company when trying to implement it, would not be able to determine with any reasonable certainty exactly what actions the Proposal requires the Board to undertake, and the Proposal is therefore materially misleading under Rule 14a-9.

Therefore, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is by copy of this correspondence informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The shareholder resolution presented in the Proposal states, in its entirety:

> RESOLVED:
> That Scott's Liquid Gold-Inc. establish a committee of its Board of Directors to receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company.

The Proposal, statement in support thereof and related correspondence are attached hereto as **Exhibit A.**

Bases for Exclusion

1. Rule 14a-8(i)(1) – The Proposal is Improper under State Law

A. The Proposals Usurps Authority Vested in the Board of Directors

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. SLG is a corporation organized under the laws of the State of Colorado. General corporate authority is vested in the board of directors of Colorado corporations pursuant to Section 7-108-101 of the Colorado Business Corporation Act (the "CBCA"), which states that, except as provided by law or otherwise provided in the articles of incorporation, a Colorado corporation shall have a board of directors that shall exercise all corporate powers and manage the business and affairs of the corporation. In addition, the Bylaws of the Company confirm that "all corporate power shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by a Board of Directors."

The general management authority granted by the CBCA to the board includes the authority to determine whether, when and under what conditions the corporation will enter into a merger, conversion, share exchange, sale of stock or assets or other similar transaction (each an "Extraordinary Transaction"). A Colorado corporation is not permitted to enter into an Extraordinary Transaction that has not been considered and approved by the board. The board itself is under no obligation to enter into, or even consider, an Extraordinary Transaction unless it so chooses. It is a well established axiom of corporate law that a board may "just say no" when it receives proposals regarding Extraordinary Transactions. As is discussed in the following paragraphs, the CBCA includes provisions dictating the process for consideration and approval of Extraordinary Transactions by the board and shareholders of a Colorado corporation. This process vests in the board discretion over decisions regarding whether a corporation should pursue a potential Extraordinary Transaction. Any attempt to remove the discretion of the Board of the Company to "just say no" is contrary to, and improper under, the laws of the State of Colorado.

The CBCA delineates shareholder disclosure and approval requirements for various Extraordinary Transactions involving Colorado corporations. CBCA Sections 7-111-101 through 7-111-107 govern transactions pursuant to which the ownership or control of a corporation is transferred, whether by merger, conversion or share exchange. CBCA Section 7-112-102 governs the sale or other disposition of all or substantially all of the assets of a Colorado corporation. Under each of these Sections, Extraordinary Transactions, if not made in the usual and regular course of the corporation's business, may be made only upon such terms and conditions and for such consideration as is approved by the board of the corporation. Under certain circumstances, the corporation's shareholders must also consider and approve the Extraordinary Transaction. However, there is no requirement under any of these sections that all proposals received by the board be disclosed to the shareholders.

Under each of the statutes referenced above, if the board decides to proceed with an Extraordinary Transaction, the board is required to adopt a "plan" describing and approving the terms and conditions of the proposed transaction (a "Plan"). Under certain circumstances, the board is required to submit the Plan to the shareholders for approval. However, a proposed Extraordinary Transaction cannot be approved by the shareholders of a corporation prior to, or in the absence of, approval of the Plan by the board. Furthermore, the shareholders of a Colorado corporation have no power under the CBCA to force, or demand that, the corporation or board consider or adopt such an Extraordinary Transaction Plan, or to force the board to submit such a Plan to the shareholders for consideration. In short, the requirement to receive shareholder approval of a Plan under certain circumstances in no way obviates the statutory duties and discretion of the board concerning Extraordinary Transactions.

In addition to requiring that the board approve a Plan before submitting it to the shareholders for approval, the CBCA requires, in most cases, that the board actively recommend that the shareholders approve the Plan before it may be adopted. CBCA Section 7-111-103, which provides the process for submission of a plan of merger, conversion or share exchange to the shareholders for approval, states:

> (2) For a plan of conversion, a plan of merger, or a plan of share exchange to be approved by the shareholders:
>
> (a) The board of directors shall recommend the plan of conversion, plan of merger, or plan of share exchange to the shareholders unless the board of directors determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders with the plan; ...

The requirement that the board not only approve a Plan, but also "recommend" it to the shareholders before it can be approved by the shareholders, reinforces the fundamental role that the board of directors of a Colorado corporation plays in considering proposed Extraordinary Transactions. Under the CBCA, it is clearly the prerogative of the board to determine which proposals regarding these matters should be considered by the shareholders, and to approve such proposals *prior to* delivering them to the shareholders of the corporation for consideration.

Shareholders may not require a board to take any action the discretion over which is committed exclusively to the board itself. Contrary to this premise, the Proposal requires that the board establish a committee of the board which would be required to "promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company."

The Proponent's supporting statement also provides that "This proposal is intended ...***to ensure that*** all current and future proposals potentially beneficial to shareholders ***are presented to shareholders*** for their consideration and comment" [emphasis added]. This statement, in addition to the language of the resolution itself, makes clear that the intent of the Proposal is to bind the corporation and the board to deliver any and all proposals received by the corporation to the shareholders. Because authority over which proposed transactions are approved by the board and submitted to the shareholders is vested in the board of a Colorado corporation, the mandatory directive contained in the Proposal is in contravention of each of the Colorado statutory provisions discussed above.

The Commission's position regarding the impermissible nature of proposals usurping board power and discretion in contravention of state law is clear. The Note to Rule 14a-8(i)(1) states that proposals are generally considered improper under state law if they would be binding on the company if approved by shareholders. In addition, the Division of Corporation Finance: Staff Legal Bulletin No. 14 suggests that shareholder proponents consider whether the proposal, if approved, would be binding on the company, stating that binding proposals face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1). The Commission stated this position explicitly in the 1976 adopting release to what is now Rule 14a-8(i)(1):

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(l). In this regard it is the Commissions understanding that the laws of most states do not for the most part explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors or words to that effect. Under such statute the board may be considered to have exclusive discretion in corporate matters absent specific provision to the contrary in the statute itself or the corporation's charter or bylaws. Accordingly proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. *Exchange Act Release No. 34-12999* (Nov. 1976).

The Staff has consistently concurred that a shareholder proposal which mandates or directs a company's board to take action is generally inconsistent with the discretionary authority granted to a board pursuant to state law, and thus excludable under Rule 14a-8(i)(1). See *DCB Financial Corp.*, (March 5, 2003); *Keystone Financial, Inc.* (March 15, 1999); *Alaska Air Group, Inc.* (March 26, 2000); and *Ford Motor Company* (March 19, 2001). If ultimately approved by shareholders and enacted, the resolution contained in the Proposal would compel SLG's Board (through a committee established pursuant to such resolution) to disclose to the shareholders all proposals related to the sale of part or all of the Company, regardless of whether such proposals have been considered and approved by the Board and recommended to the shareholders in the form of a Plan. We are of the opinion that the Proposal is a mandate that the Company's Board take specific actions and is, therefore, not a proper subject for shareholder action under Colorado law. Accordingly, the Proposal should be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(1).

B. The Proposal is an Attempt to Access Information not Available to Shareholders under Colorado Law

In addition to usurping the authority of the Board to consider and approve Extraordinary Transactions, the Proponent's Proposal is also an attempt to gain access to corporate records that the Proponent does not have a right to access under Colorado law, and therefore constitutes an end-run around Colorado's statutes regarding shareholder access to corporate records and information. The Proponent, along with two other shareholders of the Company, has previously requested that the Company provide information regarding alleged past Extraordinary Transaction opportunities presented to the Company. The Company rejected such requests because they did not satisfy Colorado statutory requirements. The Proponent is now attempting to access those same records through the Proposal by requiring that the Company disclose all past proposals regarding Extraordinary Transactions, from the founding of the Company in 1954 forward to today. While the resolution in the Proposal does not explicitly state that Board meeting minutes must be provided, it is unclear how the Company could comply with the "all past proposals" requirement of the Proposal other than to provide board meeting minutes, summaries from meetings at which such proposals were considered, or other documents that are completely outside the scope of the documents a shareholder may request under Colorado law, such as internal company correspondence, summaries of meetings with officers and directors, or summaries of private telephone conversations.

The CBCA contains rules regarding what corporate records and information shareholders have a right to access or request from the Company. CBCA Section 7-116-102 provides that a shareholder may inspect and copy certain records, including board meeting minutes, only under conditions. These conditions include, among others, requirements that the shareholder (i) have been a shareholder for a certain period of time or own a certain percentage of the stock of the corporation, (ii) make a written request for the records, and (iii) that the request be for a proper purpose. If those conditions (and others) are not met, the corporation is not required to grant the shareholder access to the requested records. This procedure is the only method under Colorado law that shareholders may use to request access to the board meeting minutes of a corporation. To the extent that the Proposal is an attempt to gain access to the board meeting minutes, it constitutes an end-run around the request process contained in CBCA 7-116-102, and is therefore an improper proposal under Colorado law.

2. Rule 14a-8(i)(2) – The Proposal would Cause the Company and its Directors to Violate State Law

Rule 14a-8(i)(2) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. In the present situation, the Proposal would, if implemented, require the Company's Board to breach the fiduciary duties owed to the Company's shareholders under Colorado law. Section 7-108-401 of the CBCA requires that each director shall perform the director's duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care that an ordinary prudent person in a like position would use under similar circumstances. Additionally, CBCA Section 7-108-402 provides that a Colorado corporation may not, under any circumstances, limit the liability of directors to the corporation for "acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law..."

As discussed in Section 1 hereof, the Proposal consists of a mandatory directive requiring the Board to establish a committee which would be required to deliver to the shareholders any and all proposals received by the Company regarding the potential sale of part or all of the Company. Furthermore, the Proposal, when read in combination with the statement in support thereof, implicitly requires the Board to present all offers to purchase the Company's stock or assets to the shareholders for their consideration and approval, regardless of whether such proposals have been approved and recommended to the shareholders by the Board. Pursuant to CBCA Sections 7-111-101 through 107 and Section 7-112-102, the board of a Colorado corporation is statutorily required to approve the terms of Extraordinary Transactions prior to submitting such proposals to the shareholders for consideration and approval (if such approval is required). In determining whether to approve and recommend to the shareholders such transactions, Directors of the Company are duty-bound to exercise the judgment required pursuant to CBCA 7-108-401. Any shareholder proposal effectively mandating an abdication by the Company's Board of its duties under CBCA 7-108-401 in connection with the approval of an Extraordinary Transaction could expose the directors to liability for breach of their fiduciary duties. Such an abdication could constitute an act or omissions not in good faith, and could even be considered intentional misconduct or a knowing violation of law, because the Board is aware of its responsibility to consider and approve all Extraordinary Transactions prior to its submission to the shareholders, and would be acting in contravention of this statutory responsibility if it carried out the actions required by the Proposal.

Additionally, the requirements of the Proposal, if implemented, would likely make it difficult or impossible for the Board to fulfill its fiduciary duty to the shareholders to maximize the value of the Company in the case of any sale or acquisition transaction, because the existence of a committee such as the one mandated by the Proposal could reduce the salability and value of the Company. Strategic transactions, such as mergers, assets sales and other acquisitions, are routinely extensively and confidentially negotiated prior to any disclosure of such a proposal to the shareholders of either party to the transaction. Through this confidential negotiation process, the board of each company establishes the terms and conditions upon which, and consideration for, the proposed transaction. Such negotiations would be difficult or impossible to carry out in public without negatively impacting the share price and business of the parties. Only once the terms and conditions of such a transaction have been agreed to by the parties and approved by each board do the parties present the "deal" to their shareholders for consideration and approval. If the Company is required to implement the Proposal and "promptly" disclose all proposals received by the Company to the shareholders before negotiations between the parties are complete, other parties may be less willing to engage in negotiations with the Company, or may offer the shareholders less value for the Company.

The Staff of the Commission has consistently agreed that a shareholder proposal mandating or directing a company's board to take action in violation of the directors' fiduciary duties to shareholders is excludable pursuant to Rule 14a-8(i)(2), particularly where the mandate contained in the proposal prevents or interferes with the directors' ability to exercise independent business judgment in the management of the affairs of the Company. See Monsanto Co. (Nov. 7, 2008), *GenCorp Inc.* (Dec. 20, 2004), *SRC Communications, Inc.* (Dec. 16, 2004), *DCB Financial Corp.*, (March 5, 2003), and ICN Pharmaceuticals, Inc. (April 4, 2001). As detailed above, this is precisely the effect the Proposal would have if implemented. Consequently, and for the reasons discussed above, the Company believes it is appropriate to exclude the Proposal on the grounds that, if approved, the Proposal would cause the members of the Board to violate Colorado law by preventing them from fulfilling their statutorily required fiduciary duties to the Company and its shareholders.

3. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

The Staff has long taken the position that Rule 14a-8(i)(3) permits the exclusion of proposals that are so vague and indefinite that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were approved. The Staff formalized this position when it stated in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B") that reliance on Rule 14a-8(i)(3) to exclude a proposal would be appropriate where:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Proposal requires that the Company create a committee of the Board which would be required to "promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company." The Proposal includes only this single resolution. However, when the resolution is read in combination with the supporting statement, the intent of the Proposal appears to be somewhat broader than the plain language of the resolution suggests. Specifically, the supporting statement indicates that the true intent of the Proposal is to give shareholders the opportunity to evaluate and comment on all past, present and future proposals received by the Company. However, despite the broad language of the supporting statement, the resolution itself is limited, lacking in detail and does not provide any guidance regarding a wide range of questions and issues raised by its implementation. The following is a partial list of certain issues and questions not addressed by the Proposal:

- The proposal requires that the company report "all past, present and future proposals... involving the sale of all or a part of the company" to the shareholders. What constitutes a "proposal" that would trigger the committee disclosure requirement? Is any offer to buy any portion of the company, no matter how informal or impractical, considered a "proposal"? What constitutes a "part of the company"? Must the Board report all proposals regarding the sale of any of the Company's assets to the shareholders, no matter how de-minimis?

- How far into the future must the Board continue the existence of the committee required by the Proposal? Pursuant to the Company's bylaws, the Board may create or terminate committees of the board at will. May the Company immediately disband the committee required by the Proposal? Does the Board have the authority to establish rules and regulations concerning the functioning of this committee?

- What form must the "report" of a proposal to shareholders take? How detailed must the report be? Would it be sufficient for the Company to simply report to shareholders that a proposal has been received? Or is it the intent of the Proposal that the Company turn over to the shareholders any and all proposal materials received by it? Is the Company required to disclose confidential information regarding a proposal to shareholders, in breach of confidentiality agreements and policies entered into by the Company?

- What, if anything, are shareholders required or asked to do upon receipt of a proposal from the committee? The Proposal itself does not address this issue, but the supporting statement provided by the Proponent suggests that the true intent of the Proposal is to give shareholders the opportunity to "evaluate and express opinions on such transactions," and to "ensure that all current and future proposals potentially beneficial to shareholders are presented to shareholders for their consideration and comment." By not directly addressing the intent suggested by the supporting statement, the Proposal (i) creates ambiguity as to how the process for considering and approving a transaction should proceed, and (ii) creates uncertainty as to exactly what policies the Board would be required to enact to fulfill the requirements of the Proposal.

These questions and interpretive issues make the proposal so vague and indefinite that shareholders voting on it, and the Company when trying to implement it, would not be able to determine with any reasonable certainty exactly what actions the Proposal requires the Board to undertake. Therefore, the proposal is so inherently vague as to be misleading and excludable under Rule 14a-8(i)(3).

Conclusion

The Company believes that it is appropriate to exclude the Proposal from the Company's 2013 Proxy Materials because it (i) usurps the power and authority of the board of directors granted under Colorado law to consider such Extraordinary Transactions before deciding to present them to the shareholders, (ii) is an attempt to gain access to corporate information that the Proponent is unable to access under Colorado law, (iii) would, if fully implemented, require the directors of the Company to breach their fiduciary duty to the shareholders, and (iv) is so inherently vague that it creates significant uncertainty as to exactly what policies and procedures the Board would be required to enact to fulfill the requirements of the Proposal. Accordingly, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials. Should the Staff disagree with the Company's positions or if the Staff has any questions or desires any additional information in support of the Company's position, we would appreciate an opportunity to confer with the Staff before it issues its response to this request. In that case, please contact me at (303) 290-1086.

Sincerely



Amy L. Bowler, P.C.
Partner, Holland & Hart LLP

<u>Exhibit A</u>
to
Request for "no action" Relief
from
Scott's Liquid Gold-Inc.
dated January 18, 2013

See attached.

*** FISMA & OMB Memorandum M-07-16 ***

December 12, 2012

Corporate Secretary
Scott's Liquid Gold Inc.
4880 Havana Street
Denver, CO 80239

Via Overnight Certified Mail, Return Receipt

Dear Sir:

I am, and have been for many years, the beneficial owner of shares of the common stock of Scott's Liquid Gold Inc. ("SLGD"). Those shares are held in my Individual Account at TD Ameritrade, and my contact information is shown above. This letter is to advise you that, in accordance with the current SLGD bylaws, I wish the following matter and resolution both to be brought before the upcoming SLGD Annual Meeting and included in the Proxy Statement for voting at that meeting.

RESOLVED:
That Scott's Liquid Gold, Inc. establish a committee of its Board of Directors to receive and promptly report to shareholders all past, present, and future proposals to the company or any of its Directors involving the sale of all or part of the company.

STATEMENT IN SUPPORT
The financial performance of the company has been unsatisfactory for many years. The Scott's Liquid Gold Annual Reports from 2001 and 2011 show that, in those 10 years:
Net Sales of all products were DOWN approximately 35%
Number of Employees was DOWN approximately 45%
Stockholders Equity was DOWN approximately 45%
High Annual Stock Price was DOWN approximately 44%
Cash and Equivalents (including Investment Securities) was DOWN approximately 82%
Advertising Expenditures were DOWN approximately 79%

These results suggest to me that the best way to maximize the value of the company for the benefit of all shareholders may be one or more transactions with outside interests, possibly resulting in the sale of part or all of the company. For shareholders to evaluate and express opinions on such transactions, the shareholders must, of course, first be told of them. Doubts exist as to whether such possible transactions, which in hindsight would have been beneficial to shareholders, were received by the company and not presented to shareholders. This proposal is intended to clarify that history and to ensure that all current and future proposals potentially beneficial to shareholders are presented to shareholders for their consideration and comment. I urge its support.

Please confirm by return mail that this important and timely proposal will appear in the 2013 Proxy Statement for vote by shareholders.

Yours truly,



Michael Deutsch

MD:mw

HOLLAND & HART.

Amy L. Bowler
Phone 303-290-1086
Fax 303-713-6305
ABowler@hollandhart.com

January 18, 2013

VIA ELECTRONIC MAIL

Office of the Division of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Scott's Liquid Gold-Inc.
Exclusion of Shareholder Proposal of Michael Deutsch

Dear Ladies and Gentlemen:

We represent Scott's Liquid Gold-Inc., a Colorado corporation ("SLG" or the "Company"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Mr. Michael Deutsch (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal (the "Proposal") that was received by the Company after January 13, 2013. The Company proposes to omit the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(e)(2) because it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals, which was December 14, 2012. Therefore, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is by copy of this correspondence informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal, the Proponent's statement in support thereof and related correspondence are attached hereto as **Exhibit A.**

Bases for Exclusion: Rule 14a-8(e)(2) – The Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

Pursuant to Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. SLG released its proxy statement for the 2012 annual meeting to its shareholders on April 12, 2012. SLG disclosed in the proxy statement the deadline for submitting shareholder proposals, December 14, 2012, as well as the method for submitting such proposals, for the 2013 annual meeting of shareholders. Rule 14a-8(e)(2) provides that the 120-calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting; SLG intends to hold its 2013 meeting within 30 days of the date of the prior year's meeting. SLG received the Proposal at its principal executive offices after January 13, 2013, which is approximately one month after the deadline set forth in SLG's proxy statement for the 2012 annual meeting. Therefore, SLG may properly exclude the Proposal from its 2013 Proxy Materials because it is not timely under Rule 14a-8(e).

Conclusion

Because the Proposal was not timely received by the Company in accordance with Rule 14a-8(e)(2), the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials. Should the Staff disagree with the Company's positions or if the Staff has any questions or desires any additional information in support of the Company's position, we would appreciate an opportunity to confer with the Staff before it issues its response to this request. In that case, please contact me at (303) 290-1086.

Sincerely



Amy L. Bowler, P.C.
Partner, Holland & Hart LLP

Exhibit A
to
Request for "no action" Relief
from
Scott's Liquid Gold-Inc.
dated January 18, 2013

Shareholder Proposal from Michael Deutsch

See attached.

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2013

Jeffrey R. Hinkle, Corporate Secretary
c/o Mark Goldstein, Chairman and Chief Executive Officer
Scott's Liquid Gold Inc.
4880 Havana Street
Denver, CO 80239

Via email to: mgoldstein@slginc.com

Dear Mr. Hinkle:

As you know, I am, and have been for many years, the beneficial owner of shares of the common stock of Scott's Liquid Gold Inc. ("SLGD"). Those shares are held in my Individual Retirement Account at TD Ameritrade, and my contact information is shown above. This letter is to advise you that, in accordance with the current SLGD bylaws, I wish certain matters and resolutions to be brought before (and voted on at) the upcoming SLGD Annual Meeting (which I plan to attend).

While SLGD has in the past listed in the proxy statement for vote by all shareholders only one of my proposals and its supporting statement, there clearly is nothing that would prevent SLGD from including all of them in the Proxy Statement for voting by all shareholders at the annual meeting. I'm sure you understand that, if they are simply listed in the proxy without supporting statements and without a mechanism for voting, the only outside shareholders seeing the supporting statements and hearing discussion on them will be those attending the meeting. Moreover, the only outside shareholders entitled to vote on them will be those attendees who have shares registered in their own name and those who have physical proxies for "street name" stock. At previous meetings, the Chairman has spoken of the importance of feedback from shareholders. I urge SLGD to put those words into action by listing all of these proposals for vote by ALL shareholders.

My proposals are as follows:

---

1. Urge Board to take prompt action to revise bylaws to separate Chairman and CEO

RESOLVED:
That the shareholders of Scott's Liquid Gold Inc. urge its Board of Directors to promptly and clearly separate the positions and functions of Chairman and Chief Executive Office and not retain the same individual for both positions.

STATEMENT IN SUPPORT:
An Internet search on this topic reveals such comments as:
"The effort to separate the roles of chairman and chief executive at U.S. public companies is gaining prominent new allies. More than 50 corporate leaders, investors and governance specialists ..... will urge companies to bolster board oversight of management by splitting the roles."

"..... the Corporate Library said businesses with a single CEO-chairman tend to have less shareholder-friendly governance practices, including long-tenured leaders, infrequent board meetings and "classified" boards that serve staggered rather than annual terms. "A board that retains the dual role out of reluctance to challenge a powerful chief executive may not be a strong protector of shareholder interests in other respects," the research firm said."

"With a separate CEO and chairman, you end up getting better management of the company because the CEO is not unduly influencing the board's important job to assess the CEO and make a change if necessary," says Gary Wilson, former chairman of Northwest Airlines and a director at Yahoo. "It should improve corporate performance and lead to more competitive CEO compensation practices."

Many prominent companies, including Disney and Microsoft, have split these roles, and Avon will soon do so.

Scotts Liquid Gold has had the same individual as both Chairman and CEO for at least 10 years, and the results have not been encouraging. The Scott's Liquid Gold Annual Reports from 2001 and 2011 show that, in those 10 years:
Net Sales of all products were DOWN approximately 35%
Number of Employees was DOWN approximately 45%
Stockholders Equity was DOWN approximately 45%
High Annual Stock Price was DOWN approximately 44%
Cash and Equivalents (including Investment Securities) was DOWN approximately 82%
Advertising Expenditures were DOWN approximately 79%

The 10 year record of having the same individual as Chairman and CEO speaks for itself. The corporation, its employees, and its shareholders should benefit from the separation of those roles.

2. Repeal Section 2.13 of the Bylaws

RESOLVED:
That the shareholders of Scott's Liquid Gold Inc. urge its Board of Directors to promptly and clearly take action to repeal Section 2.13 of the Bylaws of Scott's Liquid Gold Inc. adopted by its Board of Directors on July 13, 2011 and to amend other corporate documents in accordance with that repeal.

STATEMENT IN SUPPORT:
The amendment by Directors of corporate bylaws without prior approval of stockholders, especially when the amendment limits the rights of stockholders, is unusual. Although apparently not expressly forbidden by Colorado statutes, the new Section 2.13 needlessly places significant restrictions on the rights of shareholders to bring matters before the annual meeting for discussion and vote.

An Internet search on this topic reveals such comments as:

"Bylaws generally cannot be amended by an organization's Board of Directors" and "Shareholders have certain rights when it comes to the corporation. The most important one is the right to vote, for example, to elect the corporation's board of directors or change the corporation's bylaws."

Under the new bylaws, matters to be brought by shareholders for discussion or vote must now be sent in written form to the Corporate Secretary a full 120 days before the anticipated date of the Annual Meeting of stockholders. The effect of this draconian change is that there is now no way for shareholders to assure that corporate events happening within 120 days of the Annual Meeting are even discussed at the Meeting. There also now is no way for shareholders to assure that issues raised by the Annual Report or the Proxy Statement, both of which will likely be issued shortly before the Annual Meeting, are discussed at the Meeting.

As background, shareholders should understand that several independent shareholders attended the 2011 Annual Meeting and raised significant issues about company's performance and governance. When deciding how to vote on the current issue, shareholders should consider whether the approval by Directors of the new bylaws without vote by shareholders represents an attempt to silence shareholders and prevent them from exercising their traditional rights.

3. Repeal Section 2.14 of the Bylaws

RESOLVED:
That the shareholders of Scott's Liquid Gold Inc. urge its Board of Directors to promptly and clearly take action to repeal Section 2.14 of the Bylaws of Scott's Liquid Gold Inc. adopted by its Board of Directors on July 13, 2011 and to amend other corporate documents in accordance with that repeal.

STATEMENT IN SUPPORT:
The amendment by Directors of corporate bylaws without prior approval of stockholders, especially when the amendment limits the rights of stockholders, is unusual. Although apparently not expressly forbidden by Colorado statutes, the new Section 2.14 needlessly places significant restrictions on the rights of shareholders to nominate Directors of the corporation.

Under the new bylaws, nominations of Directors by shareholders must now be sent in written form to the Corporate Secretary a full 120 days before the anticipated date of the Annual Meeting of stockholders. The effect of this draconian change is that there is no way for shareholders to make nominations of Directors based on corporate events or actions occurring within 120 days of the Annual Meeting. There also is no way for shareholders to react to issues raised by the Annual Report or the Proxy Statement, both of which will likely be issued shortly before the Annual Meeting, and make timely Director's nominations.

As background, shareholders should understand that several independent shareholders attended the 2011 Annual Meeting and raised significant issues about company's performance and governance. A nomination for Director was made by a shareholder at that Meeting. When deciding how to vote on the current issue, shareholders should consider whether the approval by Directors of Section 2.14 of the new bylaws without vote by shareholders represents an overreaction to that nomination and is an attempt to silence shareholders and prevent them from exercising their traditional rights.

4. Adopt cumulative voting for Directors

RESOLVED:

That the shareholders of Scott's Liquid Gold Inc. urge its Board of Directors to promptly and clearly take action (including the prompt scheduling of any needed shareholder votes) to amend Section 2.16 of the Bylaws of Scott's Liquid Gold Inc. adopted by its Board of Directors on July 13, 2011 and other relevant corporate documents (including the Articles of Incorporation) to mandate cumulative voting for Directors.

STATEMENT IN SUPPORT

Cumulative Voting is defined in the website of the Securities and Exchange Commission as "..... a type of voting process that helps strengthen the ability of minority shareholders to elect a director. This method allows shareholders to cast all of their votes for a single nominee for the board of directors when the company has multiple openings on its board."

The financial performance of the company has been unsatisfactory for many years. The Scott's Liquid Gold Annual Reports from 2001 and 2011 show that, in those 10 years:
Net Sales of all products were DOWN approximately 35%
Number of Employees was DOWN approximately 45%
Stockholders Equity was DOWN approximately 45%
High Annual Stock Price was DOWN approximately 44%
Cash and Equivalents (including Investment Securities) was DOWN approximately 82%
Advertising Expenditures were DOWN approximately 79%

These results suggest that fresh voices are needed on the Board of Directors. The adoption of cumulative voting could increase the likelihood that badly needed viewpoints, possibly by investors who have acquired shares by significant open market purchases, rather than by grants of stock options, become members of the Board of Directors for the benefit of all stockholders.

5. Stock options to be issued at no less than Shareholders' Equity per Share

RESOLVED:

That the shareholders of Scott's Liquid Gold Inc. urge its Board of Directors to issue no new stock options at less than the then most recent quarterly calculation of Shareholders' Equity per Share.

STATEMENT IN SUPPORT:

Shareholders' Equity per Share, sometimes called Book Value, is calculated by subtracting a company's Total Liabilities from its Total Assets and dividing the result by its Shares Outstanding. It is one of the traditional measures of the "worth" of the company's shares. Perhaps because of the company's disappointing financial performance, shares of Scott's Liquid Gold Inc. have often traded at prices far below Shareholders' Equity per Share. The issuance of large numbers of stock options at or near market prices well below Shareholders' Equity per Share therefore has (and has had) the effect of diluting the Shareholders' Equity per Share of the existing stockholders. Issuance of future options only at or above Stockholders' Equity per Share would prevent that dilution from continuing.

Of course, there is no need for the Board of Directors to be convinced of the merits of any of these proposals to have them included both in the Proxy Statement and on the Agenda for discussion and vote at the upcoming Annual Meeting. There is also no need for proposals similar to any of mine to have been adopted even one other corporation, let alone by a majority of other corporations. While the company has a substantial insider ownership and a long family history, it remains a publicly traded company with many independent shareholders having diverse viewpoints. I remain hopeful and confident that the Board, under the leadership and guidance of its Chairman, will "Do the right thing" and have those viewpoints heard for discussion and vote.

Separately, since I have received no comment on my previously sent proposal for mandatory inclusion in the proxy statement for voting by all shareholders, I can only assume that it will be so included for vote.

If any additional information on any of these matters is needed, please IMMEDIATELY contact me both in writing at the address shown above AND by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

/Michael Deutsch/
Michael Deutsch

MD:mw